Exhibit 99.1

VBL Therapeutics Announces Appointment of Sam Backenroth as Chief Financial Officer and Establishes Operations in the United States

Amos Ron to Retire as CFO and Will Continue to Serve as Corporate Secretary, Advisor to VBL

TEL AVIV, Israel and NEW YORK, OCT. 5, 2021 – VBL Therapeutics (Nasdaq: VBLT) today announced the appointment of Sam Backenroth as chief financial officer (CFO) effective immediately. Mr. Backenroth is an accomplished corporate finance veteran with demonstrated success in building and financing private and public biotechnology companies. In connection with the appointment, VBL established U.S. operations in New York, which will be managed by Mr. Backenroth, and he will be responsible for leading the company’s future financing and business development activities to support the company’s growth initiatives. Mr. Backenroth succeeds Mr. Amos Ron, who is retiring but will continue to serve as corporate secretary and in an advisory capacity.

“On behalf of the entire board of directors and management team, I want to thank Amos Ron for his outstanding service to VBL, and his leadership over the past decade. We are grateful Amos will continue as corporate secretary and an advisor to the company,” said Prof. Dror Harats, M.D., chief executive officer, VBL Therapeutics. “We are tremendously pleased to welcome Sam to the VBL executive leadership team and expand our operations in the United States. Sam has a proven track record in corporate finance, strategy, operations and business development. His leadership and strong investor and banking relationships will be invaluable as we as we enter a new era of innovation and growth for VBL as a leading global biotech company.”

Most recently, Mr. Backenroth was the chief financial officer at Neubase Therapeutics (Nasdaq: NBSE), a novel genetic medicine platform company focused on rare genetic diseases and oncology. While at NeuBase, Mr. Backenroth helped build the finance and operations functions, took the company public, and raised approximately $100 million in equity capital.

“I am excited to join VBL to advance the company’s financial and business objectives and support its continued growth and development of its first-in-class pipeline of programs in oncology and immuno-inflammation. The company is at an exciting point, with the ongoing Phase 3 OVAL registration-enabling study of VB-111 in ovarian cancer advancing to the planned progression free survival readout in the second half of 2022 and the expected filing of an IND for the VB-601 MOSPD2 program in an immunology application in 2022,” said Mr. Backenroth. “VBL’s gene targeting precision medicine platform, coupled with its vision and expertise in biology, positions the company to make meaningful improvements to underserved patient populations and unlock significant shareholder value. I look forward to working with the team to capitalize on the tremendous potential for VBL to bring novel gene therapies to people living with cancer and immuno-inflammatory disorders.”

Prior to his tenure at NeuBase, Mr. Backenroth was the CFO of Ohr Pharmaceutical, where he was instrumental in the company’s growth from startup to a public market capitalization of several hundred million and helped move the Company’s lead program from preclinical into late-stage clinical development. He is also a founder of Orphion Therapeutics, a company focused on one-time gene therapy treatments for ocular and central nervous system manifestations of ultra-rare diseases, and DepYmed, Inc., a pharmaceutical company focused on a novel phosphatase inhibition technology platform for rare diseases and cancer, where he currently serves as a member of the Board of Directors. Mr. Backenroth began his career as an investment banker with The Benchmark Company LLC, where he raised capital and provided advisory services for biotechnology companies. Mr. Backenroth earned a bachelor of science degree in finance from Touro College in New York.

1/2

VBL has a burgeoning U.S. presence at both the board and executive level and its headquarters and manufacturing operations will continue to be located in Israel.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer and immune or inflammatory indications. VBL has developed three platform technologies: VTS™, a gene-therapy based platform for targeting newly formed blood vessels with focus on cancer, an antibody-based platform targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the lecinoxoids platform, comprised of a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, potentially first-in-class, targeted anti-cancer gene-therapy agent in development that is designed to treat a wide range of solid tumors. VB-111 is currently being studied in a Phase 3 registration-enabling trial (NCT03398655) for recurrent platinum-resistant ovarian cancer. To learn more about VBL Therapeutics, please visit vblrx.com or follow the company on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding anticipated timing of PFS readout for the OVAL trial, VBL’s business development efforts and financing plans as well as its ability to bring novel gene therapies to patients. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that financial resources do not last for as long as anticipated, and that VBL may not realize the expected benefits of its intellectual property protection. In particular, the addition of PFS as a primary endpoint in the OVAL trial is not assurance that the trial will meet either of its primary endpoints, that it will do so within any particular time frame, or that VBL will obtain positive results to support any marketing application or further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Catherine Day

+1-917-763-2709

Catherine@newdaybioconsulting.com

2/2